Exhibit 4.8

SEPARATION AND RELEASE OF CLAIMS AGREEMENT

This Separation and Release of Claims Agreement ("Agreement") is entered into as of this first day of September, 2015, hereinafter "Effective Date," by and between William Sheriff, his marital community, heirs, and assigns (hereinafter "Executive"), and Till Capital Ltd. (together with all of its wholly-owned subsidiaries, its successors and assigns, hereinafter the "Company"). Mr. Sheriff and the Company are sometimes collectively referred to as the "Parties."

1.                   Executive has resigned from all positions with the Company, including but not limited to all Boards of Directors of the Company on which he serves and all executive positions within the Company that he holds, but except for his employment with Till Capital Ltd., from which he will resign at the close of business on September 3, 2015 (hereinafter the "Separation Date").

2.                   The Company expressly disclaims any liability to Mr. Sheriff. In exchange for the consideration described herein, Executive hereby agrees, represents and warrants the following:

(a)	Executive has authority to enter into this Agreement.

(b)	Executive has not transferred, in whole or in part, any rights related to his employment with the Company.

(c)	Executive hereby settles any and all claims that Executive may have against the Company as a result of the Company's hiring Executive, his employment with the Company and the termination of his employment with the Company as set forth in greater detail in paragraph 4 below.

(d)	Executive has not and will not transfer any of the Company's confidential information.

(e)	Executive agrees to resign from the Board of Directors of Silver Predator at a time of the Company's choosing any time after date on which this Agreement is executed.

(f)	Executive agrees to forfeit all of his stock options in the Company.

3.                   The Company agrees to provide Executive the following consideration on or after his resignation from his employment on the Separation Date:

(a)	In lieu of severance, the Company will provide Executive with 7,100,000 shares of stock in Golden Predator Mining Corp., at a deemed price of C$0.05 per share, on or before September 15, 2015.

(b)	Executive agrees to sell, transfer and assign, free and clear of all encumbrances, all of Executive's stock in the Company which, on or prior to October 30, 2015 is not subject to an escrow arrangement, at a price of $3.76 US per share, to an independent third party identified by the Company. Such sale will occur: (i) for all Company shares held by Executive that are not then subject to an escrow (estimated to be 14,202 shares) on or prior to September 30, 2015; and (ii) for all Company shares held by Executive that are not then subject to an escrow (estimated to be 76,531 shares) on or prior to October 30, 2015, with Executive retaining any other shares held by Executive which on October 30, 2015 remain subject to an escrow.

(c)	The Company will provide Executive with an option expiring 18 months from the Separation Date to purchase up to 5,500,000 of the Company's Golden Predator Mining Corp. shares according to the following schedule and prices: a) if exercised by September 30, 2015, at $0.11 CON per share, b) if exercised by October 31, 2015, at $0.12 CON per share, c) if exercised by November 30, 2015, at $0.13 CON per share, d) if exercised by December 23, 2015, at $0.14 CON per share, e) if exercised after December 23, 2015, at $0.15 CON per share. The Company can accelerate expiry of this option to a date 45 days after it gives notice to the holder at any time after the 10-day volume-weighted average price ("VWAP") of the Golden Predator shares is at or above C$0.25. Executive may assign this option on or before its expiration date.

(d)	The Company will provide Executive with an additional option expiring 18 months from the Separation Date to purchase up to an additional 6,312,154 of the Company's Golden Predator Mining Corp. shares at $0.15 CON per share. The Company can accelerate expiry of this option to a date 45 days after it gives notice to the holder at any time after the 10-day volume-weighted average price ("VWAP") of the Golden Predator shares is at or above C$0.25. Executive may assign this option on or before its expiration date.

(e)	Executive shall be on paid vacation and continue to receive his current salary and benefits through the Separation Date, at which time he shall receive any unpaid salary and accrued but unpaid vacation.

(f)	Subject to the Company's inspection of all data removed and verification that the data belongs to Executive, Executive shall have six weeks from the Separation Date to remove his data and files from the Company's premises, except that in the event of a sale of the Company's premises during this period, the Executive shall have 14 days from the date of closing of the premises sale to remove his data and files.

(g)	The Company will permit Executive to keep the two Company laptop computers and Canadian smart phone in Executive's possession, provided that the Executive first makes them available (with all information thereon intact) to the Company on not less than 2 business days’ notice and permits the Company to retain the devices for up to 3 business days in order for a third party to make a disk image copy, such copy to be retained in custody by the neutral party. Should there be a need for the Company to access information from this copy, Executive will be notified and provided an opportunity to be present at said access. Executive will be responsible for all software licenses, service plans, and other ongoing expenses associated with the two laptop computers and smart phone devices from the Separation Date.

Executive specifically acknowledges and agrees that this consideration exceeds the amount he would otherwise be entitled to receive upon termination of his employment, and that it is in exchange for entering into this Agreement. Executive will not at any time seek additional consideration in any form from the Company, or any other subsidiary of the Company on the date hereof, except as expressly set forth in this Agreement. Executive specifically acknowledges and agrees that the Company has made no representations to him regarding the tax consequences of any amounts received by Executive or for Executive's benefit pursuant to this Agreement. Executive agrees to pay all taxes and/or tax assessments due to be paid by Executive, and to indemnify the Company for any claims, costs and/or penalties caused by Executive's failure to pay such taxes and/or tax assessments.

4.                    Executive represents that he has not filed, and will not file, any complaints, lawsuits, or charges relating to his employment with, or termination from, the Company, or any other entity which is a subsidiary of the Company on the date hereof, except in relation to any employment arrangements entered into with Golden Predator Mining Corp. after the Separation Date.

5.                   Executive agrees to release the Company, every other entity in which the Company has a controlling interest on the date hereof, and its and their Board of Directors, officers, employees, agents and assigns, from any and all claims, charges, complaints, causes of action or demands of whatever kind or nature that Executive now has or has ever had against the Company, whether known or unknown, arising from or relating to Executive's employment with or discharge from the Company. This release includes but is not limited to: wrongful or tortious termination; constructive discharge; claims for severance; implied or express employment contracts and/or estoppel; claims for payment under any employment contract; discrimination and/or retaliation under any federal, state or local statute or regulation, specifically including any claims Executive may have under the Fair Labor Standards Act, the Americans with Disabilities Act, 42 U.S.C. § 12101, et seq., Title VII of the Civil Rights Act of 1964, 42 U..S.C. § 2000e, et seq., as amended, the Genetic Information Nondiscrimination Act of 2008; Section 1981 of U.S.C. Title 42, the Equal Pay Act, the Family and Medical Leave Act, the Corporate and Criminal Fraud Accountability Act of 2002, 18 U.S.C. § 1514A, also known as the Sarbanes-Oxley Act, the Rehabilitation Act of 1973, 29 U.S.C. § 703, et seq., Executive Orders 11246 or 11141, the Employee Retirement Income Security Act of 1974, 29 U.S.C. § 1001, et seq., the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101, et seq., and COBRA, 29 U.S.C. 1161, et seq.; Idaho Code §§ 67-5901-67-5912 (fair employment practices); Idaho Code §§ 44-1701-44-1704 (equal pay); Idaho Code §§ 18-7301-18-7303 (civil rights); Idaho Protection of Public Employees Act, Idaho Code §§ 6-2101-6-2109 (whistleblower protection for public employees); any claims brought under any federal, state, or local statute or regulation for non-payment of wages or other compensation, including expense reimbursements and/or bonuses due after the Separation Date, stock grants or stock options; and libel, slander, or breach of contract other than the breach of this Agreement. This release specifically excludes claims, charges, complaints, causes of action or demand that post-date the Separation Date or the Effective Date of this Agreement, whichever is later, and that are based on factual allegations that do not arise from or relate to Executive's present employment with or termination from the Company.

6.                   The Company agrees to release Executive from any and all claims, charges, complaints, causes of action or demands of whatever kind or nature that the Company now has or has ever had against Executive, whether known or unknown, arising from or relating to Executive's employment with or discharge from the Company. This release specifically excludes claims, charges, complaints, causes of action or demand that post-date the Separation Date or the Effective Date of this Agreement, whichever is later, and that are based on factual allegations that do not arise from or relate to Executive's present employment with or termination from the Company.

7.                   The Parties agree to keep the terms and amount of this Agreement completely confidential, and that they will not hereafter disclose such information to anyone except to their respective spouses or current significant others, attorneys and their current law firm employees, accountants, or as may be required by law, court order or in proceedings relating to the parties' rights or obligations under this Agreement. The Parties agree to provide reasonable written notice within 10 business days in the event that a person or entity not a party hereto attempts to compel from the production of this Agreement or the contents thereof, so that the other party may contest such disclosure at its discretion. Executive acknowledges and affirms that he has previously executed a Till Capital Ltd. Executive Employment Agreement dated September 1, 2009 and an Executive Employment Amendment Agreement dated March 1, 2011 (both attached hereto as Attachment A), and that the terms and conditions of said employment agreement and amendment that survive the employment relationship, including but not limited to Executive's continuing confidentiality, non-competition and non-solicitation obligations, survive and are not affected by this Separation and Release of Claims Agreement.

8.                   Executive agrees to refrain from taking actions or making statements, written or oral, which denigrate, disparage or defame the goodwill, reputation, products, services, employees, agents, board members, vendors, or suppliers of the Company. The Company agrees to instruct all of the Company's employees and board members to refrain from taking actions or making statements, written or oral, which denigrate, disparage or defame the goodwill or reputation of Executive.

9.                   The Company shall issue a press release regarding Executive's resignation from the Company and boards of directors (as set forth in paragraph 1(e)-(g) above) in the form attached as Exhibit A.

10.                Executive represents that he has returned to the Company all property belonging to the Company, including but not limited to documents, corporate cards, access cards, office keys, office equipment, laptop and desktop computers, cell phones and other wireless devices, thumb drives, zip drives and all other media storage devices, except those identified in paragraph 2(h) above.

11.                Executive warrants that no promise or inducement has been offered for this Agreement other than as set forth herein and that this Agreement is executed without reliance upon any other promises or representations, oral or written. Any modification of this Agreement must be made in writing and be signed by Executive and the Company. This Agreement supersedes all prior understandings between the Parties and represents the entire Agreement between the Parties with respect to all matters involving Executive's employment with or termination from the Company, except as set forth in Paragraph 6 above. No oral representations have been made or relied upon by the Parties.

12.                If any provision of this Agreement or compliance by Executive or the Company with any provision of this Agreement constitutes a violation of any law, or is or becomes unenforceable or void, then such provision, to the extent only that it is in violation of law, unenforceable or void, will be deemed modified to the extent necessary so that it is no longer in violation of law, unenforceable or void, and such provision will be enforced to the fullest extent permitted by law. If such modification is not possible, said provision, to the extent that it is in violation of law, unenforceable or void, will be deemed severable from the remaining provisions of this Agreement, which provisions will remain binding on both Executive and the Company. This Agreement is governed by the laws of the State of Idaho.

13.         A court of competent jurisdiction in the State of Idaho shall have exclusive jurisdiction of any lawsuit arising from or relating to Executive's employment with, or termination from, the Company, or arising from or relating to this Agreement. Executive consents to such venue and personal jurisdiction. The prevailing party in any such lawsuit will be entitled to an award of attorney's fees and reasonable litigation costs. The Company will assert this Agreement as a defense to any claims the Executive might bring. Executive further agrees that in the event of any breach of this Agreement by him, he will no longer be entitled to the consideration provided herein, and will return all consideration provided to him by the Company pursuant to this Agreement.

14.         Nothing in this Agreement shall be construed to prohibit Executive from filing a charge or complaint, including a challenge to the validity of the waiver provision of this Agreement, with the Equal Employment Opportunity Commission. However, Executive has waived any right to monetary relief.

15.         This Agreement may be executed via facsimile or electronic mail and in one or more counterparts, each of which shall be deemed an original, but all of which together constitute one and the same instrument, binding on the parties.

16. EXECUTIVE ACKNOWLEDGES AND AGREES THAT HE HAS CAREFULLY READ AND VOLUNTARILY SIGNED THIS AGREEMENT, THAT HE HAS HAD AN OPPORTUNITY TO CONSULT WITH AN ATTORNEY OF HIS CHOICE, AND THAT HE SIGNS THIS AGREEMENT WITH THE INTENT OF RELEASING TILL CAPITAL LTD. AND ITS OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS FROM ANY AND ALL CLAIMS.

ACCEPTED AND AGREED TO:

Till Capital Ltd.

“/s/ William A. Lupien”	“/s/ William M. Sheriff”
Director	Dated:	September 1, 2015